                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of August 2002
                                         -----------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
285866
IMMEDIATE RELEASE    7 AUGUST 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020 7454 3652


                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

--------------------------------------------------------------------------------
1.   Name of company:                    AMVESCAP PLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2.   Name of scheme:                     AMVESCAP SHARE OPTION SCHEME
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.   Period of return:                   FROM: 3 FEBRUARY 2002 TO 2 AUGUST 2002.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.   Number and class of                 70,985,950 ORDINARY SHARES OF 25P EACH
     shares (amount of stock/debt
     security) not issued under scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.   Number of shares                    0 ORDINARY SHARES OF 25P EACH
     issued/allotted under scheme
     during period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.   Balance under scheme                70,985,950 ORDINARY SHARES OF 25P EACH
     not yet issued/allotted
     at end of period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.   Number and class of                 71,085,950 ORDINARY SHARES OF 25P
     share(s) (amount of stock/debt      EACH LISTED ON 2 AUGUST 2001.
     securities) originally listed
     and the date of admission
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please confirm total number of           789,733,219 ORDINARY SHARES OF
shares in issue at                       25P EACH.
the end of the period in order
for us to update our records
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contact for queries:                     ANGELA TULLY
                                         TELEPHONE: 020 7454 3652
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Person making return                     ANGELA TULLY - ASSISTANT COMPANY
                                         SECRETARY
--------------------------------------------------------------------------------

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  7 August, 2002                       By  /s/ ANGELA TULLY
      --------------                           ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary